Mail Stop 3561

October 27, 2006

Mr. Chih T. Cheung, President
Yucheng Technologies Limited
105 West 13th Street, Suite 7A
New York, New York 10011

> **Re: Yucheng Technologies Limited**
> **Registration Statement on Form S-4**
> **Filed on September 8, 2006**
> **File No. 333-132814**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In connection with your response to comment 31 of our letter dated May 4, 2006, we note that you contend that only a "meeting for the threshold" is required. In the appropriate section(s), please revise to clarify how this is consistent with the disclosure in your IPO prospectus that the board would determine the fair market value of the targets. If there is disclosure in the IPO prospectus that clarifies that an actual value is not required, please direct us to such disclosure. We may have further comment.

2.   In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

3.   Please revise to clarify if the contingent consideration will be paid even if you remain listed on the OTCBB.

4.   We note your response to comment 1 that there is no obligation for the board of directors to make a determination that it is fair to the stockholders. It appears to us that the board of directors has a duty of care to be informed in making a recommendation to its stockholders. Revise your document to clearly reflect the efforts undertaken by the board in determining that the purchase agreement was in the best interest of China Unistone's stockholders. Specifically address whether the board of directors of China Unistone determined that the consideration to be paid pursuant to the purchase agreement was fair from a financial point of view to China Unistone's stockholders

Proxy Statement/Prospectus

5.   Please revise to highlight the cross-reference to the risk factors.

6.   We note that the table of contents is in all capital letters. Please revise your table of contents to improve the readability of the disclosure.

Questions and Answers, page 4

7.   We note the revised language in question and answer two that the redomestication merger is intended to "reduce the overall impact of corporate income tax and tax on dividends on the surviving company and its stockholders … reduce or entirely eliminate the future income tax liability and tax on dividend income in the United States." Please advise us of the location in this document that substantiates the claim that shareholders will not have to pay taxes on any dividends they receive. Please revise throughout the prospectus or advise as appropriate.

8.   Please indicate in your question and answer number 15 the amount of additional dilution if the earn out shares are issued.

9.   We reissue comment 18 of our letter dated May 4, 2006. The disclosure on page 27 of your IPO prospectus states "but are unable to complete the business combination within the 18-month period, then we will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or

definitive agreement." Your disclosure refers to the business combination "contemplated by the letter of intent" when referring to any extension of the 18 month deadline. Because you do not have any other letter of intent, agreement in principle or definitive agreement to complete a different combination it appears question and answer 23 is incorrect. It does not appear that China Unistone may continue to search for an operating company to acquire if the stock purchase is not consummated. Please revise or advise.

10.   We note your response to comment 23 of our letter dated May 4, 2006. The prior comment applied to disclosure throughout this document. We note on page F-70 that both targets have "substantial reputations." We reissue comment 23. Please revise the appropriate sections to substantiate the claim that both targets have "substantial reputations" and explain your use of such term.

Summary, page 11

11.   We note the disclosure on page 12 that each of Sihitech subsidiaries have minority shareholders and that powers of attorneys have been issued that are "irrevocable and unconditional" and allow Sihitech to "enjoy the rights" of such shareholders. In the appropriate location, please revise to clarify if you have obtained an opinion of counsel to substantiate the enforceability of the instruments that control the rights associated with the minority shares. If you have obtained an opinion of counsel regarding the enforceability of the instruments, please identify the counsel that issued the opinion and file the opinion as an exhibit to the registration statement along with counsel's consent to being named in the registration statement.

12.   We note that the forms of the power of attorneys were filed. Please advise why the actual documents were not filed instead of the forms.

13.   Please clarify if there are any minority owners in e-Channels.

14.   Briefly indicate whether the company has paid or accrued any "compliance expenses of being public" and indicate the amount of those expenses.

15.   We note the disclosure that the corporate stockholders of the targets have approved the transaction. Here or where appropriate, please revise to clarify if the minority owners of the targets have already approved the transaction or if approval is not necessary.

16.   Please provide a diagram which shows the corporate structure of China Unistone Acquisition, Yucheng, Sihitech BVI, e-Channels BVI, and the other entities. Consider describing or indicating how Yucheng fits into the chart after consummation of the securities purchase agreement to better help the investors understand the transactions.

Market Price Information, page 27

    17.   Please revise to include price information as of the latest practicable date.

Risk Factors, page 28

    18.   Please revise risk factor five to discuss how the risk is specific to resulting business. Discuss in which of your IT services areas price are decreasing.

    19.   We note that risk factor 14 addresses the risk associated with "future" possible acquisitions. It appears that such activities are a generic risk and does not appear to be an appropriate risk factor. Please revise or advise.

    20.   We reissue comment 64 of our letter dated May 4, 2006. If the stock purchase is not approved, it is not clear how the shares of the officers and directors would not be worthless, yet you disclose that in such circumstance, the shares "may" be worthless. Since the company did not have any other letter of intent, agreement in principle or definitive agreement regarding a different combination it does not appear that China Unistone may continue to search for an operating company to acquire if the stock purchase is not consummated. Please revise to discuss the circumstance where the shares would have any value in the appropriate section.

    21.   We note your response to comment 65 of our letter dated May 4, 2006 and the additional disclosure in risk factor 30. Here and/or in the appropriate section, please revise to elaborate on such circumstance. Clarify if there is certainty that the noted individuals would be able to cover all expenses and liabilities that could reduce the trust. Also in the appropriate section, please revise to discuss the actions the company has taken to ensure that the noted individuals could satisfy such excess claims.

Background of the Stock Purchase, page 45

    22.   Please revise to clarify when the agreement with E.J. McKay & Co. was amended to provide that it would exclude the cost of personnel and allocation of overhead.

    23.   We note your response to comment 70 of our letter dated May 4, 2006. You disclosed that management provided EJ McKay the additional criteria in December 2004. Please revise to specifically disclose when those criteria were developed, when in December the criteria were presented to EJ McKay and disclose all the additional criteria presented.

24.   We note your response to comment 74 of our letter dated May 4, 2006. Please revise to affirmatively disclose in the document that there were no pre-existing relationships between either Sihitech or e-Channels with McKay or any of the initial shareholders as noted in your response letter.

25.   We note your response to comment 81 of our letter dated May 4, 2006. We are aware from the disclosure that you formally engaged EJ McKay after the consummation of your offering. Please revise to clarify whether any communication, preliminary or otherwise, occurred prior to the consummation of your IPO offering and whether prior to the effectiveness of the registration statement, you planned or intended to hire EJ McKay.

26.   We note your response to comment 82 that EJ McKay was and will be paid "for their work." Please revise to clarify how the compensation of EJ McKay for their work is consistent with the disclosure in your IPO prospectus.

27.   Please revise to describe in greater detail the discussions held from July 1, 2005 to July 4, 2005.

28.   We note your response to comment 77. Please revise to clarify how the final consideration was determined in the meetings from July 1, 2005 to July 4, 2005. We note you indicate that the price and other terms of the transaction were determined in the discussions from July 1, 2005 to July 4, 2005 and then embodied in a letter of intent which was signed on July 6, 2005. Please clarify your disclosure addressing negotiations of the consideration to be paid from July 21, 2005 through August 31, 2005.

29.   We note your response to comment 79. Please state in your discussion of the December 13, 2005 meeting that W.R. Hambrecht + Co did not make a presentation to the board of directors on or before December 13, 2005. Also indicate that W.R. Hambrecht + Co did not issue a fairness opinion, either orally or in writing, with respect to the consideration paid pursuant to the purchase agreement as of or prior to December 13, 2005. Finally, indicate that W.R. Hambrecht + Co did not convey any information to the board of directors regarding the consideration to be paid prior to the board's determination on December 13, 2005.

30.   Revise the Background of the Stock Purchase section to address whether E.J. McKay & Co. participated in the noted meetings on July 1 to July 4, 2005, on August 31, 2005 and on December 13, 2005. Clarify whether any presentations were made by E.J. McKay in the meetings on July 1 to July 4, 2005. Also state whether any updated presentations were made by E.J. McKay in the meetings on August 31, 2005 and December 13, 2005. Describe the substance of all material discussions by E.J. McKay. Also clarify whether E.J. McKay participated in any other meetings noted in this section.

31.   We note your statement that Mr. Chih Cheung and Mr. James Li indicated to the board of directors, on August 31, 2005 that they believed that the consideration for the two companies was an appropriate price to be paid and that after a board discussion the terms of the consideration were approved. Revise to state whether Messrs. Cheung and Li made a presentation to the board regarding the consideration to be paid for the two companies. Specifically indicate if Messrs. Cheung and Li delivered any reports, information or analysis to support the belief that the amount of consideration was an appropriate price to be paid for Sihitech and e-Channels. Additionally, we note that the board of directors met on December 13, 2005 where they discussed the stock purchase agreement and the terms of the transaction and they approved the acquisition agreements. State whether any presentations were made to the board of directors. Describe any presentations or reports, including oral presentations, in reasonable detail.

32.   Please revise to describe in greater detail the meetings during the period from December 15, 2005 to December 19, 2005.

Board Consideration and Approval of Transaction, page 51

33.   We note your response to our prior comment 83 that "except for a table of comparisons which is discussed and presented in the section about satisfaction of the 80% test, all the presentations by McKay were oral … there is nothing prepared by McKay that can be supplementally provided to the staff." We also note your statements that "China Unistone's board of directors reviewed various industry and financial data, including certain valuation and metrics complied by members of the board and E.J. McKay & Co in order to determine that the consideration to be paid to the Sihitech and e-Channels was reasonable … E.J. McKay & Co. conducted … a valuation analysis and financial projections in order to enable the board of directors to ascertain the reasonableness of this range of consideration." (Emphasis added) We reissue comment 83 that any presentations or reports, including oral presentations, prepared by management or E.J. KcKay & Co prior to the boards' determination on December 13, 2005 to approve the acquisitions should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Supplementally, provide us with any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings. The disclosure should provide sufficient information so investors may determine whether the proposed merger is in their best interests.

34.   Revise to clarify when members of the board compiled "certain valuation analyses and metrics" and when these analyses and metrics were presented to the board of directors.

35.   Please revise to specifically address whether the board of directors concluded on December 13, 2005 that the consideration to be paid pursuant to the purchase agreement was fair from a financial point of view to China Unistone's stockholders. If the board

of directors did not make a determination that the consideration to paid was fair from a financial point of view, then address how the board of directors made the determination that the stock purchase was in the best interests of the China Unistone's stockholders. We may have further comment.

China Unistone's Reasons for the Stock Purchase and Recommendation of the China Unistone Board, page 52

36.   We note your response to 22 of our letter dated May 4, 2006. The prior comment applied to disclosure throughout this document. We note on page 53 that according to IDC the customer base of one of the targets are banks that are among the largest in China. We reissue comment 22.

37.   We note your response to our prior comment 98 that "the paragraph … was not based on a formal statement of projections … there are no projections to be provided supplementally." We also note your disclosure which continues to indicate that "China Unistone's board of directors believed … the projections for the Sihitech and e-Channels business were reliable." Given your response that there are no formal statement of projections and that there are no projections to be provided supplementally, please revise your disclosure to clarify your statement that the board did not rely on projections.   Additionally, please clarify the meaning of your disclosure that E.J. McKay conducted financial projections. We may have further comment.

38.   We also note your response to comment 105 of our letter dated May 4, 2006. To the extent there is in place a specific plan that applies to the use of the proceeds that will be released to the company, please revise, in the appropriate section, to discuss such plan since investors were not able to review the typical Item 504 disclosure in your IPO prospectus which would have disclosed the use of the proceeds they were investing. If there is none, please revise to affirmatively disclose that you cannot provide investors with the information similar to that disclosed in Item 504.

39.   We note the disclosure on page 55 that you also reviewed projected capital and organizational structure for the combined business. In the appropriate section, please revise to elaborate on the anticipated capital and organizational structure of the combined business.

40.   In the appropriate location, please revise to discuss your consideration of the fact that Sihitech experienced a decrease in revenue and net income from 2004 to 2005.

41.   Please revise to explain your use of the phrase "leverageable business model."

42.   We note your response to comment 95. We also note your statements that "China Unistone's board of directors reviewed various industry and financial data, including

certain valuation analyses and metrics compiled by members of the board and E.J. McKay & Co. … in order to determine that the consideration … was reasonable … E.J. McKay & Co. conducted a due diligence review … and compiled a valuation analysis and financial projections in order to enable the board of directors to ascertain the reasonableness of the consideration." Revise to provide a detailed explanation of the "certain valuation analyses and metrics" performed and the "valuation analysis and financial projections" performed by management and E.J. McKay to allow investors to understand the analyses performed, the information presented and make an informed investment decision.

43.   We note your response to comment 106. We also note that E.J. McKay & Co. conducted a valuation analysis that the board of directors relied upon. We continue to believe that E.J. McKay must provide a consent as an exhibit to the proxy statement/prospectus. File a consent by E.J. McKay as an exhibit to the proxy statement/prospectus.

44.   We note your response to comment 110. We also note your disclosure that "E.J. McKay & Co. prepared for the board of directors an analysis of the post-transaction value of Sihitech and e-Channels … Based on this analysis, E.J. McKay & Co. concluded that comparatively speaking, the enterprise value of Sihitech and e-Channels, immediately after the transaction, was favorable. On the basis of the analysis, they concluded that the board of directors, from an economic point of view, should consider the acquisition of Sihitech and e-Channels." Please revise the disclosure to indicate that McKay was neither engaged nor conducted an analysis of whether or not the consideration was fair from a financial point of view to China Unistone.

45.   We note your statement that "It is a requirement that any business acquired by China Unistone have a fair market value equal to at least 80% of its net assets at the time of consummation of the acquisition, which assets shall include the amount in the trust account."   China Unistone's Form S-1 stated that "Our initial business combination must be with a business with a fair market value of at least 80% of our net assets at the time of such acquisition." Revise your disclosure as appropriate.

46.   In connection with the preceding comment, please revise to clarify why you determined the "value at closing" instead of the fair market value of the companies prior to this transaction. It appears the "value at closing" would include the cash that would be released to the company. It is not clear how including such cash on a post merger basis is consistent with the disclosure in your IPO prospectus that you would determine the fair market value of the targets. Also, your IPO prospectus disclosed the satisfaction of the 80% requirement is based on the company which you are acquiring, not the value of the resulting company.

47.   Please revise to indicate when the board of directors of China Unistone made the determination that the 80% requirement will be met.

48.   Also revise to indicate when the board of directors performed the noted analyses and determined the value of the transaction.

49.   Clarify how the board of directors determined the projections for revenues and net income for 2005.

50.   We note that you disclose that management was qualified to make the analysis; however, investors should also be able to review the basis for which management made their decisions. Please revise to clarify how you determined the "enterprise value at closing." Revise to disclose the analysis that lead to the figure of $33.6 million. Also indicate the analysis that lead to the enterprise value of $64.7 million based on the fully diluted case of the maximum valuation paid.

Opinion of the Financial Advisor, page 60

51.   We note your response to comment 1 that "the board of directors of China Unistone, on a voluntary basis, sought an opinion for the benefit of the shareholders and to aid them in the decision making process." We also note the statement that "WR Hambrecht + Co's opinion was not intended to be and did not constitute … a recommendation to the holders of China Unistone common stock as to how such stockholders should vote or as to any other action such stockholders should take regarding the transaction." Revise to clarify the inconsistencies in these statements.

52.   We note your response to comment 117 of our letter dated May 4, 2006. Please revise to disclose the listed companies revenues and profits so that investors can make a comparison with the targets financial disclosure.

53.   We note your response to comment 123 of our letter dated May 4, 2006. Please revise to clarify if such arrangement created a conflict of interest.

Information About Sihitech and E-Channels, page 106

54.   We note your response to 26 of our letter dated May 4, 2006. You responded that you have eliminated the disclosure that there is "growing demands for IT solutions and services by the Chinese banking industry." On page 106 we note that "management believes these companies will be positioned to take advantage of the increasing demand for IT solutions and services by the growing Chinese banking industry." We reissue comment 26. Please revise to substantiate the assertion that there is an "increasing demand" for the noted services. Also, please revise clarify the aspects of the targets businesses that will allow it to "take advantage" of such increases.

55.   We note your response to comment 139 of our letter dated May 4, 2006. Please revise
        to clarify how you are aware of your "competitors' prices" in disclosing that you will be
        able to offer solutions at prices lower than theirs.

56.   We note your response to comment 141 of our letter dated May 4, 2006. We note the
        disclosure on page 117 that the targets believe that there is not significant competition in
        the area of IT consulting "among domestic Chinese providers." Please revise to provide
        the basis for such belief. Also, please revise to clarify the significance of the noted
        disclosure. Clarify if there is significant competition from companies that are not
        domestic Chinese providers.

Management's Discussion and Analysis of Sihitech
Controls and Procedures, page 121

57.   Please expand the carryover paragraph on page 122 to disclose when you will initiate
        the plan to improve Sihitech's internal control deficiencies, as well as the company-
        wide project to overhaul your internal control system. Also, disclose when you expect
        to complete the plans. This comment also applies to the similar disclosure for e-
        Channels on page 133.

Trade Accounts Receivable and Its Collectivity, page 123

58.   You state, "management has updated its internal processes and performance appraisal
        mechanism for the sales force to facilitate and streamline receivable collection
        practice." This statement is not clear. Please revise to explain the specific actions taken
        by management to improve collection of accounts receivable.

59.   You discuss accounts receivable from one of your major customers who recently
        changed their payment practice. Please quantify the amount of accounts receivable
        outstanding from this customer as of December 31, 2004 and 2005, as well as the latest
        interim period presented. Disclose the amount of accounts receivable from this
        customer on the latest balance sheet presented that has not been collected through the
        current date.

60.   Please expand your discussion on pages 123 and 129 to disclose and quantify all
        significant reasons for the increases in outstanding receivables. Disclose the company's
        customary payment terms. Specifically, explain whether the prolonged payment cycle
        of one customer is expected to continue, whether this cycle is expected to be adopted by
        other customers, and whether the company has the ability to enforce its payment terms.

Liquidity and Capital Resources, page 129

61.   Refer to prior comment 157. Please explain why costs and estimated earnings in excess of billings increased 338% from December 31, 2004 to 2005, while operations decreased. Also, explain why the gross margin on unbilled costs as of December 31, 2005 and 2004, is 51% and 76%, while you earned gross margins of 25% and 21% during these two years.

62.   Please expand your discussion of liquidity to explain why inventories and billings in excess of costs have increased in 2005 even though sales have decreased.

63.   We are unable to locate your specific response to prior comment 156. Please explain what developments in the company's business have caused the amount of capitalized software costs to increase at a faster pace than revenues, and whether these developments are indicative of trends which are expected to continue.

Results of Operations – e-Channels, page 135

64.   We note the disclosure on page 135 that as Chinese banks are increasing investing "e-Channels is benefiting the most." Please revise to substantiate the noted disclosure.

Directors and Management, page 155

65.   If you maintain the structure and control operating subsidiaries, the management of the subsidiaries may be considered significant employees and should be disclosed pursuant to Item 401(c) of Regulation S-K.

Beneficial Ownership of Securities, page 164

66.   We reissue comment 176 of our letter dated May 4, 2006. Please revise to include the effects of owning the warrants in the table on page 164.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 141

67.   We note your response to prior comment 166. The age of pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant. If a foreign private issuer filed a Form F-4 and the target company is a U.S. domestic registrant, the age of the pro forma information may be determined by reference to Item 8 of Form 20-F. By contrast, if a U.S. domestic registrant files a Form S-4 and the target company is a foreign private issuer, the age of the pro forma information must be determined by reference to Rule 3-

12 of Regulation S-X. Therefore, as a practical matter, more recent financial statements of the target company will often be needed to prepare pro forma financial statements. Please revise to provide updated pro forma financial statements. Refer to Article 11 of Regulation S-X for additional guidance on the preparation of pro forma information.

68. We are unable to locate your specific response to prior comment 168. Please disclose the expected accounting treatment of the additional cash consideration of up to $10 million, in the event the contingencies are met in pro forma adjustment (g). Disclose the amount of contingent consideration payable to the shareholders of e-Channels, the amount payable to shareholders of Sihitech, the amount related to each contingency, and the nature of each contingency.

69. Explain how the maximum amount of $10 million would be applied to the $11 million in consideration, in the event all four contingencies are met. Please clarify the statement on page 74 that "cash payments will be made to the selling shareholders to be allocated as they determine."

Financial Statements, page F-1

70. Your attention is directed to Item 8 of Form 20-F and the need for updated financial statements and related disclosures of the target companies.

Note 2 – Summary of Significant Accounting Policies and Practices, page F-12

71. Please expand the discussion of your treatment of revenue arrangements with multiple deliverables to disclose the accounting treatment prior to the "changes to the scope of services offered by the Group during the latter half of 2005."

Note 7 – Other Current Assets, page F-24

72. Please expand Note 7 to explain the nature, components and reasons for the increase in payments in advance and other current assets in 2005.

Note 2 – Summary of Significant Accounting Policies and Practices, page F-44

Note 3 – Initial Public Offering, page F-67

73. We note the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19. Paragraph 14 of EITF 00-19 states that if

the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Also, revise to provide disclosure in MD&A describing your accounting for the warrants.

74.   Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting.

Annex A

75.   We note your response to comment 195 of our letter dated May 4, 2006. It is not clear how the reference to "sole ownership" is correct in light of the fact that the shares are not all owned by the disclosed parties. Consignment of a right does not give the recipient ownership of the equity. We reissue the comment.

76.   We note the shares are referred to in the agreement as "ordinary shares" and "common shares" on page 73 of the prospectus. Please revise to clarify.

Exhibits

Exhibit 5.1

77.   We note your response to comment 197. The revised legality opinion indicates "This opinion is addressed to you and may be relied upon by you, your legal counsel and the United States Securities and Exchange Commission." It continues to appear that the opinion limits the ability of investors to rely upon the legality opinion. Please revise to delete the noted sentence.

78.   We note your statement that "This legal opinion is confined to and given on the basis of the laws of British Virgin Islands at the date hereof …." We also note that your opinion is dated as of August 22, 2006. Given this qualification, please file an updated opinion with each pre-effective amendment to the registration statement.

79.   We note that your legality opinion covers 600,000 warrants that may be issued on exercise of the purchase option and 600,000 ordinary shares that may be issued on exercise of the warrants. We also note that the registration statement covers 300,000 warrants that may be issued on exercise of the purchase option and 300,000 ordinary shares that may be issued on exercise of the warrants. Please revise the legality opinion as appropriate.

80.   We note that the legality opinion opines that the warrants and purchase option are duly authorized and will be validly issued, fully paid and non-assessable. Please revise the legality opinion to address whether the warrants and the purchase option are legally binding obligations of the registrant.

General

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: David Miller, Esq.
        Fax (212) 818-8881